EXHIBIT 99.1

Internet Gold Regains Compliance with Nasdaq Minimum Bid Price Per Share Requirement

Ramat Gan, Israel – September 5, 2019 - Internet Gold - Golden Lines Ltd. (the “Company” or “Internet Gold”) (NASDAQ Global Select Market and TASE: IGLD), today announced that on September 4, 2019, it received a letter from the Listing Qualifications Department of Nasdaq notifying the Company that it has regained compliance with the requirement to maintain a minimum bid price of $1.00 per share, as set forth in Nasdaq Listing Rule 5450(a)(1).

It should be noted that as indicated in the Company's previous announcements dated June 4, 2019 and August 21, 2019, the Company received additional notices from the Listing Qualifications Department of Nasdaq relating to non-compliance with Listing Rule 5450(b)(1)(B) requiring a minimum of 750,000 publicly held shares and Rule 5450(b)(1)(C) requiring a minimum market value of publicly held shares of $5,000,000.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company whose principal asset is a 51.95% stake in B Communications Ltd., the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, the leading communications group in Israel. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet-Gold’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Doron Turgeman– CEO

doron@igld.com / Tel: +972-3-924-0000